UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                          August 24, 2020

Via Email

Kathleen A. Waters
Chief Legal Officer
DaVita Inc.
2000 16th Street
Denver, CO 80202

        Re:     DaVita Inc.
                Schedule TO-I filed on August 17, 2020
                File No. 005-47431

Dear Ms. Waters:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit (a)(1)(A)     Offer to Purchase

General

     1. We note that you are using a modified    Dutch auction    pricing
mechanism for the Offer,
        whereby the Offer to Purchase discloses a range of prices from $77.00 to $88.00 per share at which tendering shareholders may elect for the Company to repurchase their tendered shares. We further note that the Offer to Purchase indicates that the trading
        price of the Company   s shares on the last full trading day before the
announcement of
        the Offer was $82.17 per share. Therefore, at the low end, the specified range in the modified Dutch auction is below the most recent trading price of the shares. Tendering shareholders who either make a Purchase Price Tender or elect an Auction Tender at the
 Kathleen A. Waters
c/o DaVita Inc.
August 24, 2020
Page | 2

        lower end of the range (i.e., below $82.17) will therefore be tendering at a price per share that is below the most recent market price per share before announcement of the
        Offer. We have stated that a bidder must clearly and prominently explain when an offer price is below the recent market price for the subject securities. See Commission
        Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release
        No. 34-43069 (July 31, 2000). Please amend the Offer to Purchase to note that Purchase
        Price Tenders or shareholders who tender at an Auction Tender price of less than $82.17 will be tendering at a price less than the most recent trading price for the shares.

Procedures for Tendering Shares, pages 21-27

    2. We note the following statement on page 26:    All questions . . . will
be determined by
       DVA in its sole discretion, and will be final and binding on all parties absent a finding to
       the contrary by a court of competent jurisdiction    Please revise to
expressly indicate
       that shareholders may challenge your determinations in a court of competent
       jurisdiction. At present, the disclosure does not account for this possibility and instead only indicates that a court might have a different opinion that could otherwise supersede
       your    final and binding    determination. Please also make any
conforming changes to
       similar statements on page 28 of the Offer to Purchase and Exhibit
(a)(1)(F).

Conditions of the Offer, pages 30-32

    3. We note the following statement:    Our failure at any time to exercise
any of the
       foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time.
       This statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without you making a disclosure. As stated elsewhere in the Offer to Purchase, however, you must amend the Offer to disclose material changes. To the extent you
       become aware of any condition being    triggered    that would enable
you to terminate the
       Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the Offer requiring revised disclosure and (potentially) an extension of the Offer. Please revise this disclosure to correct this inconsistency with respect to your stated understanding of your planned treatment of material changes.

Miscellaneous, page 49

    4. We note the following statement:    If, after such good faith effort, we
cannot comply
       with the applicable law, the Offer will not be made to (nor will tenders be accepted from
       or on behalf of) the holders of shares in that jurisdiction.    While
offer materials need
       not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all
 Kathleen A. Waters
c/o DaVita Inc.
August 24, 2020
Page | 3

        shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act
        Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements on page ii of the Offer to Purchase and in Exhibits
(a)(1)(D), (E) and
        (F).

Exhibit (a)(1)(B)     Letter of Transmittal

    5. We note that the italicized paragraph on page 3 of the Letter of Transmittal includes the
       following statement:    I/we hereby . . . release and discharge the
Company from any and
       all claims I/we may have now, or may have in the future, arising out of or related to, the
       shares.    Please revise this statement to comply with Section 29(a) of the Securities
       Exchange Act of 1934.

    6. We note that paragraph 11 of the Letter of Transmittal states that certain of the
       Company   s determinations    will be final and binding on all parties.
  Please revise these
       statements to be consistent with similar statements in the    Procedures
for Tendering
       Shares    section of the Offer to Purchase, which account for the
possibility that a court
       might have a different opinion that could otherwise supersede your final and binding determination. Please also make any conforming changes required as a result of comment 1 above.

   Exhibit (a)(5)(A)     Press Release

    7. We note that in the final sentence of the cautionary statement regarding forward-looking statements, you do not undertake any obligation to update or revise any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 13e-4(c)(3)
       to amend the Schedule TO to reflect a material change to the information previously disclosed. Please revise accordingly.


                                            *   *      *
 Kathleen A. Waters
c/o DaVita Inc.
August 24, 2020
Page | 4

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Valian A. Afshar

                                                           Valian A. Afshar
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions

cc:    Sharon Flanagan, Esq.
       Eric Haueter, Esq.
       Sidley Austin LLP